FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica- Acquisition of a stake in Telemig Celular Participaçoes	3

Further to the communication filed on 3 August 2007, as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), TELEFÓNICA S.A. hereby reports the following

SIGNIFICANT EVENT

In accordance with the terms of a sale and purchase agreement entered into on 2 August 2007, the corresponding administrative authorisations having been obtained, yesterday, 3 April 2008, VIVO PARTICIPAÇÕES, S.A. ("VIVO"), a Brazilian company controlled by BRASILCEL NV - jointly controlled by TELEFÓNICA, S.A. and PORTUGAL TELECOM SGPS - completed acquisition of 53.90% of the voting stock (ON) and 4.27% of the preferred stock (PN) of TELEMIG CELULAR PARTICIPAÇÕES S.A., the controlling shareholder of TELEMIG CELULAR S.A., a mobile telephony operator in the State of Minas Gerais (Brazil).

According to the terms of the sale and purchase agreement, the total purchase price was 1,163 million Reais (approximately 429 million euros*). VIVO also acquired the right held by the seller, TELPART PARTICIPAÇÕES S.A. ("TELPART") to subscribe in the future for paid up shares in TELEMIG CELULAR PARTICIPAÇOES S.A. for a price of approximately 70 million Reais (26 million euros*).

Further, in accordance with Brazilian securities market legislation, VIVO will launch a mandatory tender offer for all the voting stock in TELEMIG CELULAR PARTICIPAÇOES S.A. and in its subsidiary company TELEMIG CELULAR S.A., with a price per share of 80% of the purchase price of the voting stock in TELEMIG CELULAR PARTICIPAÇOES S.A. and TELEMIG CELULAR S.A. VIVO has also notified its intention to launch voluntary tender offer for shares representing up to one third of the free float represented by the preferred stock in TELEMIG CELULAR PARTICIPAÇÕES S.A. and TELEMIG CELULAR S.A.

At the same time, in relation to the other company originally contemplated in the sale and purchase agreement,, TELE NORTE CELULAR PARTICIPAÇÕES S.A. (controlling company of AMAZÔNIA CELULAR S.A.), on 20 December 2007 VIVO entered into an agreement with TNL PCS S.A. (TELEMAR GROUP) undertaking, subject to prior approval by ANATEL, to sell the shares in TELE NORTE CELULAR PARTICIPAÇÕES S.A. which TELPART undertook to sell to VIVO, on similar terms and conditions to those on which VIVO undertook to purchase those shares. The corresponding administrative authorisation having been obtained, that sale was completed yesterday, simultaneously with acquisition of TELEMIG CELULAR PARTICIPAÇOES S.A.

Madrid, 4 April 2008.

* Considering a Reais / Euro Exchange ratio of 2.709

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 4th, 2008	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors